                                  FORM 8-A

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                   FOR REGISTRATION OF CERTAIN CLASSES OF
                    SECURITIES PURSUANT TO SECTION 12(b)
                                OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



UNION PLANTERS CORPORATION                 UNION PLANTERS CAPITAL TRUST A
           (Exact name of registrant as specified in its charter)

               Delaware                                   62-6317227
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

           7130 Goodlett Farms Parkway, Memphis, Tennessee  38018
           (Address of principal executive officers)      (Zip Code)


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [X]

           Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                    Name of each exchange on which
           to be so registered                    each class is to be registered


         8.20% Capital Trust Pass-through Securities(SM) New York Stock Exchange
                 (Liquidation Amount $1,000.00
                        Per Capital Security)

               Securities to be registered pursuant to Section 12(g) of the Act:

                                           NONE

Item 1.  Description of Registrants' Securities to be Registered.

The material set forth in the section captioned "Description of the Capital Securities" in the Registrants' Form S-4 Registration Statement (Registration Nos. 333-23755 for Union Planters Corporation and 333-23755-01 for Union Planters Capital Trust A) (the "Registration Statement"), filed with the Securities and Exchange Commission on March 14, 1997, is incorporated herein by reference.

Item 2.  Exhibits.

         Listed below are all the exhibits filed as part of the Registration
         Statement:

         4.1     Certificate of Trust of Union Planters Capital Trust A

         4.2     Amended and Restated Declaration of Trust dated as of December 12, 1996 among Union Planters
                 Corporation, as Sponsor, First National Bank of Chicago, as Institutional Trustee, First Chicago
                 Delaware, Inc., as Delaware Trustee, Jackson W. Moore, John W. Parker and M. Kirk Walters, as Regular
                 Trustees, and the holders from time to time of undivided interests in the assets of the Trust

         4.3     Indenture, dated as of December 12, 1996, between Union Planters Corporation and The First National
                 Bank of Chicago, as Indenture Trustee

         4.4     First Supplemental Indenture, dated as of December 12, 1996, between Union Planters Corporation and The
                 First National Bank of Chicago, as Indenture Trustee

         4.5     Form of Capital Security Certificate for Union Planters Capital Trust A (included as Exhibit A-2 to
                 Exhibit 4.2)

         4.6     Capital Securities Guarantee Agreement, dated as of December 12, 1996, between Union Planters
                 Corporation and The First National Bank of Chicago

         4.7     Registration Rights Agreement dated December 5, 1996, by and among Union Planters Corporation, Union
                 Planters Capital Trust A and Salomon Brothers, Inc. as Representative of the Initial Purchasers

         4.8     Form of Subordinated Debt Security (included as part of Exhibit 4.4)

         5.1     Opinion of Wyatt, Tarrant & Combs as to legality of the Junior Subordinated Deferrable Interest
                 Debentures to be issued by Union Planters Corporation and the Capital Securities Guarantee


         5.2     Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the 8.20% Capital Trust Pass-through
                 Securities to be issued by Union Planters Capital Trust A

         8       Opinion of Wyatt, Tarrant & Combs as to certain federal income tax matters

         12      Computation of ratio of earnings to be fixed charges

         23.1    Consent of Price Waterhouse LLP

         23.2    Consent of Wyatt, Tarrant & Combs (included in Exhibits 5.1 and 8)

         23.3    Consent of Morris, Nichols, Arsht & Tunnell (included in Exhibit 5.2)

         24      Powers of Attorney (included in Signature Page)

         25.1    Form T-1 Statement of Eligibility of The First National Bank of Chicago to act as trustee under the
                 Indenture

         25.2    Form T-1 Statement of Eligibility of The First National Bank of Chicago to act as trustee under the
                 Amended and Restated Declaration of Trust

         25.3    Form T-1 Statement of Eligibility of The First National Bank of Chicago under the Capital Securities
                 Guarantee Agreement for the benefit of the holders of Capital Securities of Union Planters Capital
                 Trust A

         99.1    Form of Letter of Transmittal

         99.2    Form of Notice of Guaranteed Delivery

         99.3    Form of Exchange Agent Agreement



                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereto duly authorized, on this 7th day of April, 1997.


UNION PLANTERS CORPORATION


By: /s/ Benjamin W. Rawlins, Jr.
   ---------------------------------
         Benjamin W. Rawlins, Jr.
         Chairman of the Board and
         Chief Executive Officer


UNION PLANTERS CAPITAL TRUST A


By: /s/ Jackson W. Moore
   ---------------------------------
        Jackson W. Moore, as Trustee


By: /s/ John W. Parker
   ---------------------------------
        John W. Parker, as Trustee


By: /s/ M. Kirk Walters
   ---------------------------------
        M. Kirk Walters, as Trustee